

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2022

Eric Adams
President and Chief Executive Officer
InMed Pharmaceuticals Inc.
Suite 310 - 815 West Hastings Street
Vancouver, British Columbia, Canada
V6C 1B4

   Re: InMed Pharmaceuticals Inc.
    Registration Statement on Form S-1
    Filed December 7, 2022
    File No. 333-268700

Dear Eric Adams:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jason Drory at 202-551-8342 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Life Sciences

cc: Brian P. Fenske